ASX/MEDIA RELEASE	17th March 2005

pSivida Added to Merrill Lynch
Nanotechnology Index
Addition to be reflected in Index Value on Monday 21st March

Global nanotechnology company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) is pleased to announce that Merrill Lynch has added the company to the Merrill Lynch Nanotechnology Index. pSivida is one of nine companies that comprise the 27 on the index involved in nano-biotech.

Criteria for inclusion in the Merrill Lynch Nanotechnology Index are companies in which nanotechnology initiatives represent a significant component of their future business strategy. The companies that are included must be listed on a national exchange or quoted on the NASDAQ National Market or NASDAQ Small Market. pSivida began trading on the NASDAQ National Market on 27th January 2005.

ENDS

Released by:

In Australia:	In US:
Josh Mann	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

Ticker Symbols
Australian Stock Exchange	: PSD
NASDAQ	: PSDV
Frankfurt Stock Exchange (Xetra)	: PSI

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 24 patent families, 26 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

pSivida has a strong management team with a powerful blend of international experience in biotechnology commercialization, the pharmaceutical industry, licensing and capital markets:

•	Mr Gavin Rezos, Managing Director - a former Investment Banking Director of the HSBC Group.

•	Dr Roger Brimblecombe, Non Executive Chairman - former Chairman of SmithKline & French Research and Chairman of MVM Ventures.

•	Dr Roger Aston, Director Strategy - former CEO PepTech Ltd and Director of Cambridge Antibody Technology Ltd (UK).

•	Professor Leigh Canham, Chief Scientific Officer - a DERA fellow and the world’s foremost authority on porous silicon and the inventor of BioSilicon™.

•	Dr Anna Kluczewska, Managing Director, AION Diagnostics - a former Global Product Manager with Baxter Healthcare Inc, based in Munich and Vienna.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.